UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 0-30810

CUSIP Number 285617106

(Check one) :	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Electronic Control Security Inc.

Full Name of Registrant

790 Bloomfield Avenue

Address of Principal Executive Office

Clifton, NJ 07012

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 could not be filed by the prescribed due date of September 30, 2013 because registrant had not yet finalized its treatment and disclosure of certain material events that occurred during the fourth quarter and fiscal year 2013. As a result, the audit of registrant’s 2013 financial statements is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject annual report will be filed on or before October 15, 2013.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Daryl Holcomb, Chief Financial Officer (973) 574-8555

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒   No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

    For the year ended June 30, 2012, the registrant had revenues of $2,216,082 and a net loss of $1,681,279. For the year ended June 30, 2013, the registrant currently estimates that it had revenues of approximately $980,000 and a net loss of approximately $1.25 million. Results for the 2013 fiscal year remain subject to further adjustment.

    The decrease in revenues during the 2013 period as compared to the 2012 period is primarily attributable to the decrease in deliverable products and support services billings resulting from continuing delays in release of funding at the Department of Defense and Department of Energy on projects where we serve as a prime contractor and as a subcontractor. The budget constraints and budget uncertainty at the U.S. government agencies have significantly reduced the issuance of orders and delayed projects for all participants in our industry.  The net loss for the 2013 period is primarily attributable to the reduced revenues, partially offset by reductions in costs and expenses.

    This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the year ended June 30, 2013. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

Electronic Control Security Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2013	By:	/s/ Daryl Holcomb
Daryl Holcomb
Chief Financial Officer